UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of report: September 17, 2025
Commission File Number: 001-39084
Innate Pharma SA
(Translation of registrant's name into English)

Innate Pharma SA
117 Avenue de Luminy—BP 30191
13009 Marseille, France
+ 33 (0) 4 30 30 30
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [ X ]    Form 40-F [ ]

INCORPORATION BY REFERENCE
This Report on Form 6-K and Exhibit 99.2 to this Report on Form 6-K (excluding the Statutory Auditors' Review Report on the Half-Yearly Financial Information on page 49 of Exhibit 99.2) shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File No. 333-276164) and registration statement on Form S-8 (File No. 333-282031) of Innate Pharma S.A. (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit

99.2 H1 2025 Half-Year Financial Report, January 1 to June 30, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNATE PHARMA S.A.

Date: September 17, 2025    By:    /s/ Jonathan DICKINSON     Name:    Jonathan DICKINSON
Title:    Chief Executive Officer